EXHIBIT 16.1

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

Cinjet, Inc.

File Reference No: 000-52446

We were previously the independent registered public accounting firm for Cinjet, Inc., and under the date of January 31, 2014, we reported on the financial statements of Cinjet, Inc. as of December 31, 2013 and 2012, and for the years then ended.

On January 20, 2015, the Company dismissed us as its independent registered public accounting firm. We have read Cinjet, Inc. statements included in Item 4.01 on Form 8-K regarding the recent change of auditors. We agree with such statements made regarding our firm.

Very truly yours,

/s/ R.R. Hawkins & Associates International, PSC

R.R. Hawkins & Associates International, PSC